

04045879





MACQUARIE
BANK

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

27 October 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

PROCESSED

NOV 0 3 2004

THOMSON
FINANCIAL

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release



MACQUARIE
BANK

ANNOUNCEMENT REGARDING ALH

Tuesday, 26 October 2004 CMM Hotel & Retail Investments Pty Ltd (CMM) –
a joint venture between Coles Myer Ltd (CML) and Macquarie Bank Limited
(MBL) - today announced it has decided not to increase its offer for ALH shares.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

26th October 2004



MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited – correction – Issued Options at 30 September 2004

In the notification to ASX on 8 October 2004 of the position as at 30 September 2004 it was stated that 5,135 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118) lapsed unexercised.

In fact, 8,469 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118) lapsed unexercised.

The number of options on issue at 30 September 2004 was therefore 31,033,769, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	4,106,723	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0040	687,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	226,654	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	1,666	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	4,166	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,808,733	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	4,166	$33.10	29/08/2007
MBL0124	818,873	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	215,366	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	13,966	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	292,386	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	2,242	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,257,144	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	699,982	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0210	5,000	$29.04	29/09/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	36,249	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009

Listing of Macquarie Bank Limited Options

As at 30 September 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/ 2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,369,895	$32.75	9/08/2009
MBL0269	2,473,300	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	899,350	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBLAET	1,668	$18.51	25/11/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFF	9,856	$19.97	24/01/2005
MBLAFL	1,663,959	$23.94	21/07/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFR	18,750	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	38,125	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	4,168	$24.43	19/08/2005
MBLAGS	68,172	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005

Listing of Macquarie Bank Limited Options

<u>As at 30 September 2004</u>

MBL Code	Number	Exercise Price	Expiry Date
MBLAHH	5,834	$26.57	12/12/2005
MBLAHI	1,668	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	31,033,769		

ABN 46 008 583 542

No.1 Martin Place   Telephone   (61 2) 8232 3333   Money Market 8232 3600 Facsimile 8232 4227
Sydney NSW 2000   Facsimile   (61 2) 8232 7780   Foreign Exchange 8232 3666 Facsimile 8232 3019
GPO Box 4294   Telex 122246   Metals and Mining 8232 3444 Facsimile 8232 3590
Sydney NSW 1164   Internet http://www.macquarie.com.au   Futures 9231 1028 Telex 72263
                           DX 10287 SSE   Debt Markets 8232 3815 Facsimile 8232 4414
                           SWIFT MACQAU2S

25 October 2004



MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management
Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"),
have been granted exemption from compliance with section 259C of the
Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments
Commission and are subject to certain conditions. One of these conditions is that
Macquarie discloses the information below to Australian Stock Exchange Limited
on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton
    Specialist Funds Management Limited have the power to control
    voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and
    Macquarie Newton Specialist Funds Management Limited,

as at 22nd October 2004, was 0.034%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited.

File Number: 82-34740

NEWS RELEASE

CMM Hotel & Retail Investments Pty Limited
A.C.N. 111 305 563

Friday, 22 October 2004

CMM revises bid for ALH - $3.75

CMM Hotel & Retail Investments Pty Ltd (CMM) today announced a revised proposal to acquire all of the issued ordinary shares in Australian Leisure and Hospitality (ALH) for $3.75 per share.

The ALH Board has unanimously recommended that ALH shareholders accept the proposal, in the absence of a more favourable offer.

The unconditional proposal represents a significant increase on the previous CMM offer of $3.35 per share, and is a superior offer to Bruandwo's conditional, three-tiered arrangement, under which the offer price is dependent upon acceptance levels. At Bruandwo's current level of shareholding in ALH, its offer is $3.15 per share, which is a significant 60 cents lower than the CMM offer of $3.75.

CMM's proposal will continue to be undertaken through an unconditional scheme of arrangement to be put to ALH shareholders. It is proposed that a meeting to approve the scheme be held around mid-January 2005. If the scheme is approved, ALH shareholders will receive a total cash consideration of $3.75 per share approximately two weeks later. Court approval is also required.

The additional funding required under the revised CMM proposal (relative to CMM's original proposal) has been sourced from a $25 million increase in CMM's senior debt facility and the balance in the form of additional funding contributions, substantially provided by CML.

The proposed transaction would continue to see CML acquire leases for 17 prime Queensland hotels and the development rights to 14 Victorian bottleshops. These properties all have outstanding potential for redevelopment into new, large format liquor stores, and therefore offer considerable strategic value in the evolving liquor market.

Post the transaction, CML would also have first and last right of refusal over certain retail development opportunities in the existing and future ALH portfolio.

The revised proposal – combining the joint venture investment and purchase of strategic assets – remains earnings per share positive for CML in the first full year of operation.

Enquiries:

Scott Whiffin
Media Relations
Coles Myer Limited
+61 3 9829 5548

Amanda Fischer
Investor Relations
Coles Myer Limited
+61 3 9829 4521

Kathryn Hanes
Media Relations
Macquarie Bank Limited
Tel: (612) 8232 6016

Jenny Kovacs
Investor Relations
Macquarie Bank Limited
Tel: (612) 8232 3250

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http//www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release



MACQUARIE
BANK

MACQUARIE BANK ANNOUNCES SUPPORT OF MACQUARIE GOODMAN INDUSTRIAL TRUST AND MACQUARIE GOODMAN MANAGEMENT MERGER

20 October 2004 - Macquarie Bank Limited (MBL) today announced its support for the merger of Macquarie Goodman Industrial Trust (MGI) and Macquarie Goodman Management Limited (MGM).

MBL has a 39.1 per cent holding in MGM. The Bank will retain its entire stake in MGM, which will equate to 8.8 per cent of the new entity to be known as the Macquarie Goodman Group.

MBL Chief Financial Officer, Greg Ward, said the proposed merger would position the new merged group for continued growth, particularly in Asia, while providing efficient access to capital.

"While the growth outlook for MGM and MGI is strong, the merger will unlock new growth opportunities across the Asia Pacific," Mr Ward said.

MGM has entered a 50:50 joint venture with the Macquarie Bank Group to target expansion in listed property funds management in Asia in the industrial and business space property sector. The joint venture is subject to existing arrangements the parties have in place with their respective offshore associates. The joint venture will leverage the Bank's growing presence in the region.

"We believe the merger and new structure of the Macquarie Goodman Group is appropriate for a fully integrated industrial real estate group," Mr Ward said. "The merged group will remain an external manager of listed and unlisted third party funds.

"MGM is Australia's largest provider of services to industrial property users. It has developed its own operational platform independent of the Macquarie Bank Group's listed property trust management business."

Mr Ward said that although MBL would be retaining its entire stake in MGM, under the requirements of Australian Accounting Standards, MBL would account for its interest in the

merger as a deemed disposal of 77.5 per cent of its investment in MGM in exchange for the 8.8 per cent interest in MGI. MBL will bring to account a pre-tax accounting profit of approximately $255 million if shareholders and unitholders approve the transaction in a vote to be taken in late January, 2005. The net accounting profit (after tax and provision for profit share) expected to be recognised is approximately $80 million.

Mr Ward said the profit from this transaction was not envisaged at the time the Bank issued guidance to the market in late September 2004. However, the Bank has regularly disclosed details of its significant listed investments, including MGM.

For further information, please contact:

Greg Ward, Chief Financial Officer
Macquarie Bank Limited
02 8232 3087

Erica Sibree, Head of Investor Relations
Macquarie Bank Limited
02 8232 5008